FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, September 29, 2004

FAIRFAX ANNOUNCES LOSS ESTIMATES FOR HURRICANES
FRANCES, IVAN AND JEANNE

Fairfax Financial Holdings Limited announces that its initial estimate of aggregate potential net losses relating to Hurricanes Frances, Ivan and Jeanne is in the range of US$85 million to US$95 million after tax and minority interests.

All of the hurricane losses are recorded within Fairfax’s insurance and reinsurance companies, primarily OdysseyRe and Crum & Forster. These losses have not adversely affected the capital adequacy of any of these companies and will not require the provision of any funds by the holding company.

This estimate is based on a preliminary review and consultation with its insurance and reinsurance companies, including OdysseyRe, Crum & Forster and Northbridge. Fairfax recognizes that at this early stage it is not possible to make a calculation of its financial exposure to claims relating to these hurricanes with a high degree of certainty.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:      Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946